OD

SEC
Mail Processing
Section
MAR 02 2017
Washington DC
416

17008817

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-67379

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DelphX Services Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

DelphX Services Corporation, 5 Great Valley Parkway
(No. and Street)

Malvern	PA	19355
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry E. Fondren, President & CEO — 610-304-6820
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fischer Cunnane & Associates Ltd.
(Name – *if individual, state last, first, middle name*)

11 Turner Lane	West Chester	PA	19380
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Larry Eugene Fondren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DelphX Services Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Commonwealth of Pennsylvania
County of Chester

Sworn to and subscribed before me this 28th day of Feb, 2017.

Notary Public

Signature

President & CEO

Title

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Mallory Singer, Notary Public
East Whiteland Twp. Chester County
My Commission Expires May 11, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DelphX Services Corporation

Report Pursuant to Rule 17a-5(d)
Financial Statements and Supplementary Information
For the Year Ended December 31, 2016
With Report of Independent Registered
Public Accounting Firm

DelphX Services Corporation

Table of Contents

FischerCunnane
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

11 Turner Lane
West Chester, PA 19380
Tel: 610.431.1003
Fax: 610.696.3367
www.fischercunnane.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
DelphX Services Corporation
Malvern, Pennsylvania

We have audited the accompanying statement of financial condition of DelphX Services Corporation (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of DelphX Services Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DelphX Services Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II, and III (the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of DelphX Service Corporation's financial statements. The supplementary information is the responsibility of DelphX Service Corporation's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Fischer Cunnane & Associates Ltd

Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
February 24, 2017

FischerCunnane
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

11 Turner Lane
West Chester, PA 19380
Tel: 610.431.1003
Fax: 610.696.3367
www.fischercunnane.com

Report of Independent Registered Public Accounting Firm

To the Stockholder of
DelphX Services Corporation

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DelphX Services Corporation identified the following provisions of 17 C.F.R. § 15c3-3(k) under which DelphX Services Corporation claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) DelphX Services Corporation stated that DelphX Services Corporation met the identified exemption provisions throughout the most recent fiscal year without exception. DelphX Services Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DelphX Services Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fischer Cunnane & Associates Ltd
Fischer Cunnane & Associates Ltd
Certified Public Accountants

West Chester, Pennsylvania
February 24, 2017

DelphX Services Corporation

Statement of Financial Condition
As of December 31, 2016

ASSETS

CURRENT ASSETS				
Cash and cash equivalents	$	5,658		
Prepaid Expenses		1,510		
TOTAL CURRENT ASSETS			$	7,168
Due From Stockholder				4,000
TOTAL ASSETS			$	11,168

STOCKHOLDER'S EQUITY

COMMON STOCK, $1 stated value, authorized, issued & outstanding 1,000 shares	$	1,000		
ADDITIONAL PAID-IN CAPITAL		31,828		
ACCUMULATED DEFICIT		(21,660)		
TOTAL STOCKHOLDER'S EQUITY				11,168
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY			$	11,168

The accompanying notes are an integral part of these financial statements.

DelphX Services Corporation

Statement of Operations
For the Year Ended December 31, 2016

OPERATING EXPENSES		
Regulatory Fees	$	(1,700)
Bank Service Fees		(28)
Total Operating Expenses		(1,728)
NET LOSS	$	(1,728)

The accompanying notes are an integral part of these financial statements.

DelphX Services Corporation

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2016

	Common Stock $1 Stated Value Shares	Common Stock $1 Stated Value Dollars	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, December, 31, 2015	1,000	$1,000	$31,814	($19,932)	$12,882
Contributed Capital	-	-	14	-	14
Net Loss	-	-	-	(1,728)	(1,728)
Balance, December 31, 2016	1,000	$1,000	$31,828	($21,660)	$11,168

The accompanying notes are an integral part of these financial statements.

DelphX Services Corporation

Statement of Cash Flows
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (1,728)
Adjustments to reconcile net loss to net cash:		
(Increase) Decrease in assets		
Prepaid Expenses	$ (10)	
Total Adjustments		(10)
Net Cash Used in Operating Activities		(1,738)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contribution	14	
Loan to Stockholder	(4,000)	
Net Cash Used In Financing Activities		(3,986)
NET DECREASE IN CASH		(5,724)
CASH AND CASH EQUIVALENTS - BEGINNING		11,382
CASH AND CASH EQUIVALENTS - ENDING		$ 5,658

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTARY INFORMATION

1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business – DelphX Services Corporation (the "Company") was incorporated in the State of Delaware on February 2, 2006. The Company is dedicated to exclusively engaging in the business of referring to other unrelated broker/dealer firms certain institutional customers of the Company's market-data and technology affiliate, DelphX Corporation ("DelphX"), as prospective new customers of those unrelated firms. For prospective customers that, in fact, become customers of one or more of those broker/dealers ("Referred Customers"), the Company will also refer to the applicable broker/dealer certain orders entered by their Referred Customers on the order-routing and matching systems developed and operated by DelphX. In return for those prospective customer and order referrals, the Company will receive transaction-based referral fees from those unrelated broker/dealers.

The Company may also refer DelphX to certain unrelated broker/dealers to enable those firms to receive DelphX reference pricing and other market-data services upon favorable pricing terms. In return, the Company may receive as referral compensation certain transaction-based fees from those unrelated broker/dealers.

The Company has never had customers, and the limited scope of its exclusive referral-only services preclude its need to recruit customers in the future. Accordingly, the Company does not, and will not in the foreseeable future, hold any customer funds or securities. However, as the Company will receive revenue that is indirectly related to securities transactions, it is, and must remain a member in good standing of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Inherent in the Company's business are various risks and uncertainties, including the Company's limited operating history and the need for sources of financing to fund the Company's operations, which have not been obtained as of the date of the financial statements. The Company's success depends on the ability of it and DelphX to acquire adequate financing and the Company's ability to generate the revenues described above.

Cash and Cash Equivalents – All highly liquid investments with a maturity date of three months or less when purchased are considered to be cash equivalents. Effective January 1, 2016, the Company changed its accounting policy to include the balance of its FINRA CRD Flex-Funding account in the definition of Cash and Cash Equivalents. In prior years this account was presented as Other Assets in the Statement of Financial Condition. The Beginning of Year Cash Balance increased by $668 as a result of this change.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes – The Company has elected to be an S corporation for federal and state income tax purposes. Profits or losses pass through to the stockholder to be included in their individual income tax returns. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements.

Accounting Standards Codification 740, *Income Taxes*, clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

There were no uncertain tax positions identified that would have a material effect on the financial statements for the year ended December 31, 2016. Tax periods that are open to examination by the IRS include years 2013 through 2015, although no such examinations were known to exist as of the report date.

2. Related Party Transactions

The Company and DelphX, which is majority-owned and controlled by the sole stockholder of the Company, are parties to an expense sharing and administrative services agreement. That agreement provides for DelphX to pay all expenses of the Company with the exception of annual assessments, dues and subscriptions, securities – related commissions and fees to third parties, federal and state corporate taxes (other than income taxes) and SRO initial and annual licensing and registration fees, which are to be paid for by the Company. Pursuant to the agreement, the Company has no obligation to repay DelphX, or any related affiliate, for any expense paid by DelphX on behalf of the Company. Should this agreement be amended, terminated or replaced by any other understanding between the parties, the Company is required to promptly notify FINRA of such event. There was no allocation of expenses for the year ended December 31, 2016.

On occasion, the Company makes loans to its stockholder. The loans are non-interest bearing and have no specified repayment terms. The balance owed to the Company by the stockholder was $4,000 as of December 31,2016.

3. Changes in Liabilities Subordinated to Claims of General Creditors

As of December 31, 2016, the Company had no liabilities subordinated to claims of general creditors.

4. Minimum Net Capital

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The Company qualifies as an "other broker or dealer" under SEC Rule 15c3-1(a)(2)(vi) and therefore, is required to maintain minimum net capital of $5,000. Net capital and aggregate indebtedness change day to day, but net capital as of December 31, 2016 was $5,658, which was $658 in excess of its required minimum net capital of $5,000, and the Company's ratio of aggregate indebtedness to net capital was 0:00, well within the 15:1 maximum ratio allowable for a broker dealer.

5. Subsequent Events

Management has evaluated subsequent events through February 24, 2017, the date the financial statements were issued, and notes that on February 9, 2017, the stockholder repaid $2,000 of the $4,000 loan balance to the Company, and on February 15, 2017 the stockholder contributed an additional $12,000 to the Company for use in satisfying its 2016 audit expense.

DelphX Services Corporation

Schedule I - Computation of Net Capital Pursuant to Rule 15c3–1 of the Securities and Exchange Commission As of December 31, 2016

COMPUTATION OF NET CAPITAL		
Common stock	$ 1,000	
Additional paid in capital	31,828	
Accumulated surplus (deficit)	(21,660)	
TOTAL STOCKHOLDER'S EQUITY		$ 11,168
ADD: Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Other deductions or allowable credits	-	
Total Additions		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		11,168
LESS: Non-allowable asset	(5,510)	
Proprietary capital charges		
Other deductions and charges		
Total Deductions		(5,510)
NET CAPITAL BEFORE HAIRCUTS		5,658
HAIRCUTS ON SECURITIES		
NET CAPITAL		5,658
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggr. Indebtedness)		
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement (greater of the above)		(5,000)
EXCESS OF NET CAPITAL		$ 658
Ratio of aggregate indebtedness to net capital		0:00

No material differences exist between the audited computation of net capital, and DelphX Services Corporation's corresponding unaudited Part IIA of the Focus Report.

DelphX Services Corporation

Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3–3 of the Securities and Exchange Commission
As of December 31, 2016

A computation of reserve requirement is not applicable to DelphX Services Corporation as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

DelphX Services Corporation

Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3–3 of the Securities and Exchange Commission
As of December 31, 2016

Information relating to possession or control requirements is not applicable to DelphX Services Corporation as the Company qualifies for exemption under Rule 15c-3-3(k)(2)(i).

DelphX Services Corporation

5 Great Valley Parkway
Malvern, PA 19355
610-640-7546

Exemption Report

DelphX Services Corporation (the "Company") is a registered broker –dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). The Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. section 240.15c3-3 under the following provisions of 17 C.F.R. section 240.15c3-3(k): (2)(i).

The Company met the identified exemption provisions in 17 C.F.R. section 240.15c3-3(k) throughout the most recent fiscal year without exception.

DelphX Services Corporation

I, Larry E. Fondren, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President & CEO

Date: February 24, 2017